VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:	Mr. William Friar Mr. David Lyon
Re:	World Acceptance Corporation Form 10-K for the Fiscal Year Ended March 31, 2009 File Number 01-19599

Gentlemen:
     We refer to Mr. Friar’s letter dated March 2, 2010 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Form 10-K for the fiscal year ended March 31, 2009 of World Acceptance Corporation (the “Company”). The Company hereby requests additional time to respond to the Staff’s comments. The Company intends to respond to the Staff’s comments by March 29, 2010.
     If you have any questions, please do not hesitate to call the undersigned at (864) 298-9800.

Sincerely,

/s/ Kelly M. Malson
Kelly M. Malson
Senior Vice President and Chief Financial Officer
World Acceptance Corporation